UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2019

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Adoption of Share Repurchase Program

On January 13, 2019, Gazit-Globe Ltd. (“Gazit” or the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that its board of directors has approved a new share repurchase program, under which the Company may repurchase up to an aggregate of NIS 250 million of its common shares, par value 1.0 New Israeli Shekel (“NIS”) per share (“Common Shares”) on the open market or outside of the market over the course of nearly one year— from January 13, 2019 to December 31, 2019. The Company indicated that the repurchase program would give the Company’s management flexibility to repurchase Common Shares in the event that the market price of the Common Shares reflects a significant discount relative to the Company’s net asset value. The share repurchases will be financed from the Company’s internal resources.

The new share repurchase program will replace the existing program that has been in effect since April 1, 2018.

Equity Grant to Vice President and International Legal Counsel

On January 3, 2019, the Company reported to the TASE and ISA that based on the decision of the Company’s board of directors on December 26, 2018 (following approval by the compensation committee of the board on December 25, 2018), the Company is granting certain equity compensation to Ms. Lisa Haimovitz, the Company’s Vice President and International Legal Counsel. Under the terms of the grant, Ms. Haimovitz is receiving the following securities:

●	options to purchase 306,086 Common Shares of the Company (the “Options”), which underlying Common Shares constitute, in the aggregate, approximately 0.16% of the issued and outstanding share capital and voting rights of the Company (0.16% on a fully diluted basis as well); and

●	40,800 Restricted Stock Units (the “RSUs”, which together with the Options are referred to collectively as the “Securities”), each of which represents the right to receive one Common Share upon settlement, which underlying Common Shares constitute, in the aggregate, approximately 0.02% of the issued and outstanding share capital and voting rights of the Company (0.02% on a fully diluted basis as well).

The Securities will not be tradable. However the Common Shares issuable upon exercise or settlement (as applicable) of the Securities will be listed for trading on the TASE and the New York Stock Exchange and will be tradable thereon following a six-month restricted period under the provisions of Rule 144 under the U.S. Securities Act of 1933, as amended.

The Options will be exercisable at a price of NIS 28.982 per Share, representing the average trading price of the Common Shares on the TASE for the 30 trading day period preceding the grant date, subject to adjustment based on changes in the Israeli Consumer Price Index over the course of the period prior to exercise. The Options will vest and thereby become exercisable in three equal annual installments, commencing on the first anniversary of the grant date, and will remain exercisable from the time at which they vest until the fourth anniversary of the grant date. In the event of termination of Ms. Haimovitz’s employment generally (except as described in the next sentence), all then-unvested Options and RSUs will expire, and Ms. Haimovitz will have a 90 day period following termination to exercise any Options that have already vested but have not yet been exercised. If Ms. Haimovitz’s employment is terminated by the Company, however, during the term of her employment agreement, or in the case of her death or disability, or her resignation under circumstances viewed as termination by the Company under the law, or if her employment is terminated by the Company within 12 months following a change of control of the Company (in each case, other than under circumstances in which she would not be entitled to severance compensation, as set forth in her employment agreement), the vesting of all then-unvested Options and RSUs will accelerate.

The RSUs will vest in three equal annual installments, commencing on the first anniversary of the grant date. Settlement of the RSUs for underlying Common Shares following vesting will be subject to payment by Ms. Haimovitz of the par value (NIS 1) of each underlying Common Share.

The number of underlying Common Shares issuable upon exercise or settlement of the Securities (as applicable) will be subject to adjustment as a result of any share dividend, share split (forward or reverse) or recapitalization. Similarly, the grantee will be entitled, upon exercise or settlement of the Securities, to receive any consideration or shares of any successor corporation that shareholders of the Company receive in any sale of all or substantially all of the assets or Common Shares of the Company, any merger, or any similar transaction. In the event of distribution of a cash dividend by the Company, Ms. Haimovitz will be entitled to a corresponding reduction in the exercise price per share of each unexercised Option, and to payment of a corresponding cash amount per Common Share underlying each unvested RSU.

The issuance of the Securities is subject to the Company’s obtaining the approval of the TASE for the registration of the underlying Common Shares on the TASE, which the Company will request in the immediate future.

The issuance, which is exempt from registration under U.S. and Israeli securities laws, is being made pursuant to the Company’s 2011 Share Incentive Plan, and the Options, RSUs and underlying Common Shares are subject to the terms of that plan.

Changes in Holdings of Directors, Officers and Related Parties

On January 7, 2019, the Company reported to the TASE and ISA the following changes to the holdings of securities of the Company by the officers, directors and related parties of the Company as of December 31, 2018:

1.	Increase in the number of Common Shares, from 0 to 1,973,503, held by Gazit, due to share repurchases under the previously-disclosed share repurchase plan authorized by Gazit’s board of directors.

2.	Decrease in the principal amount of Series K Debentures, from NIS 24.39 million to NIS 0, held by Norstar Holdings Inc., the controlling shareholder of the Company (“Norstar”), due to its sale of those debentures on the TASE. The principal amount of Series L Debentures held by Norstar increased by approximately NIS 1.38 million, from NIS 81 million to approximately NIS 82.38 million, due to Norstar’s purchase of additional Series L Debentures on the TASE. The principal amount of Series M Debentures held by Norstar increased by approximately NIS 26.14 million, from NIS 57.9 million to approximately NIS 84.04 million, due to Norstar’s purchase of additional Series M Debentures on the TASE.

3.	Increase in the number of Common Shares by 33,067, from 86,933 to 120,000, constituting 0.06% of the Company’s outstanding Common Shares (0.06% on a fully diluted basis), held by Mr. Haim Ben-Dor, a director of the Company. The principal amount of Series K Debentures held by Mr. Ben-Dor decreased from approximately NIS 2.48 million to NIS 0, due to his sale of those debentures on the TASE.

4.	Decrease in the principal amount of Series K Debentures, from NIS 225,000 to NIS 0, held by Mr. Yair Orgler, a director of the Company, due to his sale of those debentures on the TASE. The principal amount of Series M Debentures held by Mr. Orgler increased from NIS 0 million to NIS 250,000, due to his purchase of those Series M Debentures on the TASE.

5.	Increase in the number of Common Shares by 59,990, from 100,595 to 160,585, constituting 0.08% of the Company’s outstanding Common Shares (0.08% on a fully diluted basis), held by Menora Mivtachim Holdings Ltd. (“Menora”), a significant shareholder of the Company, in its nostro accounts. The principal amount of Series K Debentures held by Menora in its nostro accounts increased by NIS 400,000, from approximately NIS 38.12 million to approximately NIS 38.52 million, due to the purchase of additional Series K Debentures on the TASE. The principal amount of Series M Debentures held by Menora in its nostro accounts increased by approximately NIS 24.91 million, from NIS 16.3 million to approximately NIS 41.21 million, due to the purchase of additional Series M Debentures on the TASE.

6.	Increase in the number of Common Shares by 635,000, from 14,150,004 to 14,785,004 constituting 7.79% of the Company’s outstanding Common Shares (7.58% on a fully diluted basis), held by Menora- Pension Funds. The principal amount of Series D Debentures held by Menora- Pension Funds increased by approximately NIS 5.43 million, from approximately NIS 111.94 million to approximately NIS 117.37 million, due to Menora Pension Funds’ purchase of additional Series D Debentures on the TASE. The principal amount of Series K Debentures held by Menora Pension Funds increased by approximately NIS 2.56 million, from approximately NIS 122.70 million to approximately NIS 125.25 million, due to Menora Pension Funds’ purchase of additional Series K Debentures on the TASE. The principal amount of Series M Debentures held by Menora Pension Funds increased by approximately NIS 101.78 million, from approximately NIS 58.56 million to approximately NIS 160.34 million, due to Menora Pension Funds’ purchase of additional Series M Debentures on the TASE.

7.	Increase in the number of Common Shares by 887,002, from 9,209,366 to 10,096,368 constituting 5.32% of the Company’s outstanding Common Shares (5.18% on a fully diluted basis), held by Altshuler Shaham Ltd. (“Altshuler”) (a significant shareholder of the Company)- Provident & Pension Funds. The principal amount of Series L Debentures held by Altshuler- Provident & Pension Funds increased from NIS 0 to approximately NIS 25.93 million, due to Altshuler- Provident & Pension Funds’ purchase of Series L Debentures on the TASE.

8.	Decrease in the number of Common Shares by 147,903, from 1,463,784 to 1,315,881 constituting 0.69% of the Company’s outstanding Common Shares (0.67% on a fully diluted basis), held by Altshuler- Trust Funds Management. The principal amount of Series D Debentures held by Altshuler- Trust Funds Management increased by approximately NIS 1.22 million, from approximately NIS 1.89 million to approximately NIS 3.11 million, due to Altshuler- Trust Funds Management’s purchase of Series D Debentures on the TASE. The principal amount of Series K Debentures held by Altshuler- Trust Funds Management decreased by approximately NIS 8.71 million, from approximately NIS 89.13 million to approximately NIS 80.43 million, due to Altshuler- Trust Funds Management’s sale of Series K Debentures on the TASE. The principal amount of Series L Debentures held by Altshuler- Trust Funds Management increased by approximately NIS 16.13 million, from approximately NIS 68.74 million to approximately NIS 84.87 million, due to Altshuler- Trust Funds Management’s purchase of Series L Debentures on the TASE. The principal amount of Series M Debentures held by Altshuler- Trust Funds Management increased from NIS 0 to approximately NIS 9.75 million, due to Altshuler- Trust Funds Management’s purchase of Series M Debentures on the TASE.

9.	Decrease in the principal amount of Series M Debentures held by Altshuler- Yanshuf Gidur Ltd. (General Partner) from 5.0 million to 0.

10.	Increase in the number of Common Shares by 3,821, from 24,368 to 28,189, constituting 0.01% of the Company’s outstanding Common Shares (0.37% on a fully diluted basis), held by Mr. Adi Jemini, Executive Vice President and Chief Financial Officer of the Company, due to settlement of Restricted Stock Units (“RSUs”) held by him. The number of options (unregistered) held by Mr. Jemini increased by 358,911, from 260,517 to 619,428, due to his receipt from the Company of a grant of that number of options. The number of RSUs held by Mr. Jemini increased by 60,338, from 15,291 to 75,629, due to his receipt from the Company of a grant of that number of RSUs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: January 22, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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